Exhibit 99.1

QIWI to Announce Third Quarter 2022 Financial Results on November 18, 2022

NICOSIA, CYPRUS – November 15, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that the press release with third quarter 2022 financial results will be published on November 18, 2022.

Given persisting level of uncertainty and market volatility, the conference call and webcast to discuss the results will not be held. We welcome all our stakeholders to send any questions related to our business using the contact details available on our investor’s website. We remain available for individual incoming call requests.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other projects.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com